Exhibit 10.46

Summary of Agreement

[unofficial translation]

Parties:

Changda Chemicals

HuaRan Zhu

Date: January 5, 2011

Material Terms:

On January 5, 2011, our wholly owned subsidiary, Changda Chemical, entered into an agreement with HuaRan Zhu, our director, pursuant to which if Changda Chemical has annual sales volume of 100,000 tons and actual profit of $2,950,396 for the fiscal year ended December 31, 2011, Mr. Zhu shall be entitled to a bonus equal to $29,504. If Changda Chemical does not meet either of the two targets set forth above, Mr. Zhu shall be entitled to a bonus equal to a prorated portion of $29,504.

潍坊昌大化工有限公司

2011 年生产经营目标责任书

　　为能充分调动工作积极性，更好的完成公司 2011 年生产经营目标，特签订生产经营目标责任书如下：

甲方：潍坊昌大化工有限公司

乙方：朱华然

五、 责任期限：

2011 年 1 月 1 日—2011 年 12 月 31 日

六、 工作目标：

　　1、2011 年全年各种化工产品实现产销量 10 万吨

　　2、2011 年全年实现利润 2000 万元。

三、 考核与奖惩

　　乙方在 2011 年完成以上工作目标，甲方给予 20 万元的奖金，如未完成目标任务，则按照完成利润占目标利润的比例同时考虑各项综合指标后计算奖金。

四、 附则

　　1、本协议未尽事宜由乙方本着对甲方负责的态度按程序完成。

　　2、本协议自甲乙双方签订之日起生效。

　　3、本协议一式两份，甲乙双方各执一份，具有同等效力。



甲方：潍坊昌大化工有限公司（公章）　　乙方（签字）：

2011 年 1 月 5 日　　　　　　　　　　2011 年 1 月 5 日